NEWS RELEASE
ROLLING THUNDER ANNOUNCES APPROVAL OF GRANT OF STOCK OPTIONS

Calgary, Alberta, May 1, 2006 - Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”) (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF) reports that the board of directors of Rolling Thunder has approved the grant of stock options to certain of its directors and officers to acquire up to an aggregate of 990,000 class A shares of Rolling Thunder (the "Options"). All of the Options were approved with an exercise price of $1.67, being the greater of the closing price of Rolling Thunder's class A shares on the TSX Venture Exchange on the date prior to the date of grant or the price of the common shares in the Companies recently announced bought deal financing. One third of the Options vest immediately, and one third on each of the first and second anniversary of the date of grant.

Rolling Thunder is a publicly traded Canadian energy company involved in the exploration, development and production of natural gas and crude oil in western Canada.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF), visit our website at www.rollingthunderexploration.com, or contact:

Peter Bolton

Kamelia Wong

President & Chief Executive Officer

Chief Financial Officer

(403) 532-6221

(403) 532-6223

peterb@rollingthunderexploration.com

kameliaw@rollingthunderexploration.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.